# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Delixy Holdings Ltd, CIK 0002025218
CUSIP: G2703G103
Title of class of securities: Ordinary Shares, par value US$0.000005 per share
Address of issuer's principal executive offices: 883 North Bridge Road, #04-01, Southbank, Singapore (U0), 198785
Date of event which requires filing of this statement: 07/10/2025
Filed by CIK 0002078865
Persons authorized to receive notices and communications: Xie Dongjian, 883 North Bridge Road, #04-01, Southbank, SINGAPORE, Singapore (U0), 198785, (65) 6291 3184

## Reporting persons
- Xie Dongjian (CIK 0002078865): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 9,176,000; shared voting power 0; sole dispositive power 9,176,000; shared dispositive power 0; aggregate amount beneficially owned 9,176,000 (56.12% of the class)
  Comment: (1) Note to Item 9: Consists of 9,176,000 ordinary shares of the Issuer, par value US$0.000005 per share ("Ordinary Shares") beneficially held by Mr. Xie Dongjian (the "Reporting Person", or "Mr. Xie"). The Reporting Person holds the 9,176,000 Ordinary Shares through Mega Origin Holdings Limited. Mega Origin Holdings Limited is a company incorporated in the BVI and wholly owned by the Reporting Person. The Reporting Person therefore has voting and/or dispositive control over the Ordinary Shares held by Mega Origin Holdings Limited, and may be deemed the beneficial owner of all ordinary shares held by Mega Origin Holdings Limited.
  
  (2) Note to Item 13: This percentage is calculated based on a total of 16,350,000 Ordinary Shares of the Issuer's issued and outstanding Ordinary Shares as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission ("SEC") on July 9, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.000005 per share
Name of issuer: Delixy Holdings Ltd
Address of issuer's principal executive offices: 883 North Bridge Road, #04-01, Southbank, Singapore (U0), 198785
Comment: Delixy Holdings Limited is a company incorporated in the Cayman Islands.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed by Mega Origin Holdings Limited and Mr. Xie.
Residence or business address: Mr. Xie is the Executive Chairman, Chief Executive Officer and Executive Director of the Issuer, with its principal executive office located at 883 North Bridge Road #04-01, Southbank, Singapore 198785. The registered address of Mega Origin Holdings Limited is at Palm Grove House, P.O. Box 438, Road Town, Tortola VG1110, British Virgin Islands.
Present principal occupation or employment: The Reporting Person is the director and controlling shareholder of Mega Origin Holdings Limited.
Criminal convictions in the last five years: During the past five years, neither (1) Mr. Xie, nor (2) Mega Origin Holdings Limited nor any of its officers or directors has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past five years, neither (1) Mr. Xie, nor (2) Mega Origin Holdings Limited nor any of its officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mega Origin Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Xie is a citizen of China.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Issuer was incorporated on May 16, 2024. On incorporation, the Issuer's authorized share capital was US$500,000 divided into 500,000,000 Ordinary Shares, par value of US$0.001 each. Following incorporation, the Issuer's entire issued share capital was held solely by Mr. Xie. Per the reorganization executed on August 21, 2024, Mr. Xie was issued an additional 99,999 shares, and on the same date, he transferred 18.62%, 4.90%, 4.90%, 4.90% and 3.34% of his shares to Novel Majestic, Cosmic Magnet, Dragon Circle, Rosywood Holdings and Golden Legend respectively. On November 6, 2024, Mega Origin transferred its entire equity interest in Delixy Energy Pte. Ltd, an indirect wholly-owned subsidiary of the Issuer, to the Issuer in consideration of the Issuer's allotment and issue to it of one share credited as fully paid. On November 19, 2024, Mr. Xie transferred his 63.34% interest in the Issuer to his wholly-owned company, Mega Origin, for cash at par. On November 29, 2024, the Issuer effectuated a 1:200 forward stock split and, following the forward stock split, the cancellation of 99,500,000,000 shares, resulting in the authorized share capital becoming $2,500 divided into 500,000,000 shares of a par value of $0.000005 each.

The Reporting Person is deemed to hold the voting and dispositive power over the 9,176,000.00 Ordinary shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person, through Mega Origin Holdings Limited, is a pre-IPO shareholder of the issuer. The Reporting Person acquired with the intent to exercise control over the Issuer. The Reporting Person intends to continue actively participating in the Issuer's management and strategic direction.

Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Incorporated by reference to rows 11 and 13 of the Cover Page.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to rows 7 to 10 of the Cover Page.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement - Pursuant to the terms of a Lock-Up agreement dated July 8, 2025, (the "Lock-Up Agreement"), a copy of the form of which is attached to this Schedule 13D as Exhibit 1 and incorporated herein by reference, the Reporting Person has agreed subject to certain exceptions, not to offer, pledge, sell, or dispose of, directly or indirectly, any of the Issuer's Ordinary Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Ordinary Shares during the 6-month period following the date of the final prospectus relating to the offering, July 9, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Form of Lock-Up Agreement

## Signatures
- Xie Dongjian: /s/ Xie Dongjian, Xie Dongjian/Director at Mega Origin Holdings Limited (08/05/2025)